Sub-Item 77Q2

Nuveen Maryland Dividend
Advantage Municipal Fund 2
333-58716
811-10349

Based on a review of the SEC Forms 3, 4
and 5 furnished
to the Fund, the Fund believes that all
Section 16(a)
filing requirements applicable to the
Fund's officers
and directors, investment adviser and
affiliated
persons of the investment adviser were
complied with,
except that the initial affiliation reports on behalf of the adviser was filed late
(October 1, 2002).

ADVISER:

Nuveen Advisory Corp.